COMMENTS RECEIVED ON 01/29/2025

FROM KIM McMANUS

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

Fidelity Advisor Strategic Income Fund

POST-EFFECTIVE AMENDMENT NO. 173

FIDELITY SCHOOL STREET TRUST (File Nos. 002-57167 and 811-02676)

Fidelity Advisor Multi-Asset Income Fund

POST-EFFECTIVE AMENDMENT NO. 126

1)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Income-producing equity securities are equity securities that pay, or are expected to pay, dividends or interest.”

C:

The Staff requests we expand to state how we determine the equity securities are “expected to pay” dividends.

R:

We will revise the disclosure as follows:

“Income-producing equity securities are equity securities that pay, or are expected to pay within the next three months, dividends or interest.”

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we describe the type of derivative instruments we intend to invest in and disclose the extent to which derivatives are expected to be used (e.g., the degree of economic exposure the derivatives create and the amount invested in the derivatives strategy).

R:

Fidelity Advisor Strategic Income Fund includes additional disclosure regarding the use of derivative instruments, “such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund's risk exposure” in its principal investment strategy disclosure. Accordingly, we respectfully decline to modify the disclosure.

Investing in derivative instruments is not a principal investment strategy for Fidelity Advisor Multi-Asset Income Fund and as such additional disclosure regarding derivatives is not required pursuant to Form N-1A, Item 4(a). Accordingly, we respectfully decline to modify the disclosure.

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we expand the disclosure to identify the “market risk factors associated with such investments” or otherwise clarify the type of derivative instruments in which we intend to invest (e.g., investment in interest rate derivatives).

R:

Investing in derivative instruments is not a principal investment strategy for the funds, unless otherwise indicated in the principal investment strategy disclosure. The excerpted disclosure above is included to account for the limited circumstances under which a derivative instrument may be included in the fund’s 80% policy pursuant to amended Rule 35d-1 under the Investment Company Act of 1940 (“Amended Names Rule”). Under the Amended Names Rule, a fund may include derivative instruments in its 80% policy if the derivative instrument “provides investment exposure to investments suggested by the fund’s name” or to “one or more of the market risk factors associated with the investment focus that the fund’s name suggests”. As such, the disclosure excerpted above is consistent with both Form N-1A and the Amended Names Rule. Should a fund have a principal investment strategy of investing in derivative instruments, it would include additional disclosure regarding the types of derivatives in which the fund intends to invest, pursuant to Form N- 1A, Item 4(a) (see response above). Accordingly, we respectfully decline to modify the disclosure.

4)

All funds

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we ensure that all funds have appropriate prospectus disclosure comparing performance to an “appropriate broad-based securities market index” (ABBSMI) and identify the ABBSMI as such. See instruction 6 to Item 27(d)(2).

R:

We confirm that all funds will have prospectus disclosure comparing performance to an “appropriate broad-based securities market index” per instruction 6 to Item 27(d)(2) of Form N-1A.

5)

Fidelity Advisor Multi-Asset Income Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a leverage risk or explain why it is not material based on the fund’s derivative investments.

R:

The fund does not have a principal investment policy of investing in derivatives. As a result, we believe the fund’s existing disclosure remains appropriate.